FRANCISCO BONILLA KUHLMANN



@ 512-800-9121

📞 francisco.bonilla@altruus.com

WORK EXPERIENCE

Co Founder
Austin, TX, 2015- present

Altrüus - Social Gifting Platform (user app and business portal)

• Developed business plan: Vision, mission, values, strategy, objectives, tactics, KPI metrics, product design, industry market research, competitive analysis, financial modeling and forecasting.

• Executed business plan, adhering to the Lean Methodology: Acquired seed funding, managed development of products and a took it to market, minimizing resource waste.

• Managed development and launch of MVP using Lean Methodology: Inception of idea > Wire-framing > Mockups > UX/UI > Coding > Testing with users > Iterations > Beta > Iterations > Alpha.

• V2 development: Analyzed market performance with empirical rigor of whole product value chain, documented improvement areas and managed development of world-class V2.

• Results: 11,000 app downloads, 130 business locations, 16,000 gift redemptions, $8,500 MRR

Co Founder
Austin, TX, December 2012- 2015

Aant - Social Media advertising and promotional app

• Developed business plan: Vision, mission, values, strategy, objectives, tactics, KPI metrics, product design, industry market research, competitive analysis, financial modeling and forecasting.

• Executed business plan: Acquired seed funding, managed development of products and a took it to market. Identified the need and opportunity to pivot into Altrüus

Private Consultant
Guadalajara, Mexico, 2010 – present

Consultant on Strategy, Balanced Scorecard, and Management of Change

• Established a strategic work scope and terminology definition to begin from a well defined starting point and understanding from every party involved.

• Defined jointly with management the objectives and accountability metrics.

• Diagnosed problematic situations and bottle necks: Analyzed the products' value chain and internal processes, questioning every hypothesis that had not been pragmatically validated, to build upon facts and not assumptions.

• Proposed various alternative solutions to increase productivity, profitability, and employee satisfaction: Quantified the value of each expected result and compared it to the cost of change from human, financial, customer satisfaction perspectives.

• Established a step-by-step, activity change with a strategic objective and secondary tactical objectives with metrics to be implemented and managed by the company's team.

Junior and Senior
Investment Strategist, respectively
Guadalajara, Mexico, December 2007 – July 2009

Investment Banking at Santander and Banorte Banks

• Analyzed stock behavior using both technical and fundamental analysis, and macroeconomic data and financial investment instruments and cross-referenced them with individual customer's needs to generate an adequate portfolio

• Generated a Customer Relationship Management (CRM) program to foster trusting relationships with clients.

• Analyzed competing investment banks and customers' needs to develop tactics to increase profitability.

EDUCATION & CERTIFICATION

Investment strategy advisor national certification level 3
📅 2008

AMIB Certification for securities investment advisors - Guadalajara, Mexico,

Graduate Degree
📅 2007

Organizational development & Management of Change

Universidad Panamericana - Guadalajara, Mexico

BBA
📅 2002-2006

Business Management & Marketing

Universidad Panamericana - Guadalajara, Mexico

Business Management (IDE) program
📅 2006

IPADE (Instituto Panamericano de Alta Dirección de Empresa)
ICAMI (Instituto de Capacitación de Mandos Intermedios) - Guadalajara, Mexico

SKILLS

Project Management:
(SCRUM, Lean Methodology, Agile, Slack,InVision, A/B testing, Personas, Storytelling)
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UX Wireframing: ●●●●●

Editorial/Copywriting: ●●●●●

Organizational Change: ●●●●●

Market research and risk analysis: ●●●●●

Communication: ●●●●●

Organization: ●●●●◖

Team play: ●●●●●

Creativity: ●●●●●

Leadership: ●●●●◖

Presentation: ●●●●●

LANGUAGES

Spanish: ●●●●●

German: ●●●●○

OTHER ACTIVITIES

• Triathlete (Iron Man Enthusiast)
• Writer (currently writing a quixotic novel about an ever romantic and happy entrepreneur, and the mental processes you go through)